SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                Report on Form 6-K for the month of December 2004

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X     Form 40-F
                                  -----            -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: |_|   No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: |_|   No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes: |_|   No: |X|


         Enclosures:
         1. A notification dated 1 December 2004 advising that FMR Corp and Fidelity Investments Limited have a notifiable interest of 3.09% in the issued Ordinary Share Capital of the Company.

         2. A notification dated 2 December 2004 advising that John Lawrence Walsh will resign as an executive director of the Company with effect from 1 March 2005 and that Kent Masters will be appointed an executive director of the Company with effect from 1 March 2005.
         3. A notification dated 6 December 2004 to advise that a copy of the Company's Annual Report 2004 and associated documents, were available at the UKLA Document Viewing Facility.
         4. A notification dated 7 December 2004 to advise that a copy of the Company's Form 20-F 2004, was available at the UKLA Document Viewing Facility.
         5. A notification dated 9 December 2004 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995) of a total of 67,801 Ordinary shares in the Company in which the directors have a technical interest.
         6. A notification dated 15 December 2004 advising of the exercise of an option over 10,000 Ordinary shares held under The BOC Group plc Executive Share Option Scheme by John Lawrence Walsh, a director of the Company, and subsequent sale of the Ordinary shares acquired.
         7. A notification dated 20 December 2004 advising that Rene Medori, an executive director of the Company, will resign with effect from 31 May 2005.
         8. A notification dated 21 December 2004 advising that BOC, through its subsidiary Thai Industrial Gases PCL, has agreed to sell its shares in Unique Gas and Petrochemicals PCL.
         9. A notification dated 22 December 2004 advising of a number of transactions including the exercise of options held over 75,000 Ordinary shares under The BOC Group plc Executive Share Option Scheme, transfer of 32,896 Ordinary shares to spouse and sale of 46,086 shares by Rene Medori, a director of the Company and 44,896 Ordinary shares by Valerie Medori, his spouse.
         10. A notification dated 22 December 2004 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995) of a total of 14,416 Ordinary shares in the Company in which the directors have a technical interest.
         11. A notification dated 22 December 2004 advising of the resignation of Iain Napier as a non-executive director of The BOC Group plc with immediate effect.
         12. A notification dated 24 December 2004 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995) of a total of 1,926 Ordinary shares in the Company in which the directors have a technical interest.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 1 DECEMBER 2004
                  AT 16.59 HRS UNDER REF: PRNUK-0112041657-EFFF


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.  Name of company                                2. Name of shareholder having a major interest

    The BOC Group plc                                 FMR Corp and Fidelity International Limited
-------------------------------------------------------------------------------------------------------------------------
3.  Please state whether notification indicates    4. Name of the registered holder(s) and, if more than one
    that it is in respect of holding of the           holder, the number of shares held by each of them
    shareholder named in 2 above or in respect
    of a non-beneficial interest or in the case
    of an individual holder if it is a holding
    of that person's spouse or children under
    the age of 18                                     See additional information

    Notification in respect of party named in 2
    above.
-------------------------------------------------------------------------------------------------------------------------
5.  Number of           6. Percentage of issued    7. Number of shares/amount      8. Percentage of issued class
    shares/amount of       class                      of stock disposed
    stock acquired


-------------------------------------------------------------------------------------------------------------------------
9.  Class of security                             10. Date of transaction         11. Date company informed

    Ordinary shares of 25p each                       30 November 2004                1 December 2004

-------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification     13. Total percentage holding of issued class following this notification

    15,394,774                                        3.09%



                                                                    Page 3 of 20

-------------------------------------------------------------------------------------------------------------------------
14. Any additional information                    15. Name of contact and telephone number for queries

    In a letter dated 30 November 2004 and            Sarah Larkins
    received on 1 December 2004 The BOC Group         Assistant Company Secretary
    plc has been notified that FMR Corp and           01276 807383
    Fidelity Investments Limited have a 3.09%
    notifiable interest in the issued Ordinary
    share capital of the Company.

    Neither FMR Corp nor Fidelity Investments
    Limited own shares for their own account.
    The shares are held by Fidelity on behalf of their clients.

-------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

    Sarah Larkins

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___1 December 2004_________

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
        ON 2 DECEMBER 2004 AT 12:00 HRS UNDER REF: PRNUK-0212041131-9E32




2 December 2004



Board changes at The BOC Group


The BOC Group announced today that John Walsh will resign as an executive director with effect from 1 March 2005.

Kent Masters, 43, is appointed an executive director, also with effect from 1 March 2005, and will take over Mr Walsh's role as chief executive of Industrial and Special Products. Mr Masters is currently business unit head for Process Gas Solutions, North and Latin America, based at Murray Hill in New Jersey. He will relocate to the UK.

Rob Margetts, chairman of The BOC Group, said: "John Walsh has accepted a senior role with an energy company in his native United States and will return there with his family. He has made a significant contribution to BOC during his 18 years with the Group and we wish him well in his future career. We are fortunate in having management strength in depth in BOC and I am delighted to welcome Kent Masters to his new role and to our board".


--------------------------------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
        ON 6 DECEMBER 2004 AT 12.20 HRS UNDER REF: PRNUK-0612041216-368A


6 December 2004

THE BOC GROUP plc - ANNUAL REPORT 2004

Copies of the Report and Accounts 2004, Annual Review and Summary Financial Statements 2004, Notice of Annual General Meeting and Form of Proxy have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
        ON 7 DECEMBER 2004 AT 13.32 HRS UNDER REF: PRNUK-0712041331-1E13


7 December 2004

THE BOC GROUP plc - FORM 20-F 2004

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
        ON 9 DECEMBER 2004 AT 16.06 HRS UNDER REF: PRNUK-0912041605-14F2



9 December 2004

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on 2 December 2004 of 67,801 Ordinary shares of 25p each in the Company at an exercise price of 851p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 67,801 Ordinary shares, the Trustee now holds 5,549,054 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,549,054 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
        ON 15 DECEMBER 2004 AT 14.30 HRS UNDER REF: PRNUK-1512041428-65A0


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

---------------------------------------------------------------------------------------------------------
1.     Name of company                                 2.    Name of director
---------------------------------------------------------------------------------------------------------
       THE BOC GROUP plc                                     JOHN LAWRENCE WALSH
---------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates     4.    Name of the registered holder(s) and, if
       that it is in respect of holding of the               more than one holder, the number of shares
       shareholder named in 2 above or in respect            held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       AS IN 2 ABOVE                                        JOHN LAWRENCE WALSH
---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to    6.   Please state the nature of the transaction.
       a person(s) connected with the director              For PEP transactions please indicate whether
       named in 2 above and identify the connected          general/single co PEP and if discretionary/
       person(s)                                            non discretionary
---------------------------------------------------------------------------------------------------------
       N/A                                                  EXERCISE OF EXECUTIVE SHARE OPTIONS AND SALE
                                                            OF SHARES ACQUIRED
---------------------------------------------------------------------------------------------------------
7.     Number of                  8. Percentage of     9.   Number of         10. Percentage
       shares/amount of              issued class           shares/amount         of issued class
       stock acquired                                       of stock disposed
---------------------------------------------------------------------------------------------------------
       10,000                        LESS THAN 0.01%        10,000                LESS THAN 0.01%
---------------------------------------------------------------------------------------------------------
11.    Class of                  12. Price per         13.  Date of           14. Date
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
       security                      share                  transaction           company informed
---------------------------------------------------------------------------------------------------------
       ORDINARY SHARES               722P EXERCISE          15 DECEMBER 2004      15 DECEMBER 2004
       OF 25p EACH                   941.7P SALE
---------------------------------------------------------------------------------------------------------
15.    Total holding following this notification       16.  Total percentage holding of issued
                                                            class following this notification
---------------------------------------------------------------------------------------------------------
       22,175 SHARES                                        0.13%
       627,407 OPTIONS
---------------------------------------------------------------------------------------------------------

If a director has been granted options by the company please complete the following boxes.

---------------------------------------------------------------------------------------------------------
17.    Date of grant                                   18.  Period during which or date on which
                                                            options exercisable
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
19.    Total amount paid (if any) for grant of the     20.  Description of shares or debentures
       option                                               involved: class, number
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
21.    Exercise price (if fixed at time of grant)      22.  Total number of shares or debentures over
       or indication that price is to be fixed at           which options held following this notification
       time of exercise
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
23.    Any additional information                      24.  Name of contact and telephone number for
                                                            queries
---------------------------------------------------------------------------------------------------------
                                                            KAREN WESTON, 01276 807388
---------------------------------------------------------------------------------------------------------
25.    Name and signature of authorised company official responsible for making this notification

       KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR
       Date of notification:  15 DECEMBER 2004
---------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
        ON 20 DECEMBER 2004 AT 12.00 HRS UNDER REF: PRNUK-2012041146-71E4




20 December 2004


Board change at The BOC Group

The BOC Group plc announced today that Rene Medori, Group finance director, will resign as an executive director with effect from 31 May 2005. Mr Medori has accepted a role with Anglo American plc.

Rob Margetts, chairman of The BOC Group said, "Rene Medori has been with BOC for seventeen years, the last four as Group finance director, during which time he has made an important contribution to the Group. We wish him well in his future career".

--------------------------------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
       ON 21 DECEMBER 2004 AT 09. 11 HRS UNDER REF: PRNUK- 2112040910-22C0




21 December 2004

BOC agrees to sell its shares in Unique Gas & Petrochemicals

BOC, through its subsidiary Thai Industrial Gases PCL (TIG), the holding company of Unique Gas and Petrochemicals, has signed an agreement today to sell its shares in Unique Gas and Petrochemicals PCL (UGP) to VSPP Development Co Ltd, a wholly owned subsidiary of Siam Gas Co Ltd.

The net asset value is approximately 2.2 billion Baht (around (pound)28 million).

UGP's core business is liquefied petroleum gas (LPG). The sale agreement involves the divestment by TIG of its entire interest in UGP's LPG and bulk ammonia business to VSPP, retaining only its cylinder ammonia and aqueous ammonia businesses.


For further information please contact Nigel Abbott, tel: 07774 161634

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
        ON 22 DECEMBER 2004 AT 09.37 HRS UNDER REF: PRNUK-2212040936-304A


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1. Name of company                                   2. Name of director
------------------------------------------------------------------------------------------------------
   THE BOC GROUP plc                                    RENE MEDORI
------------------------------------------------------------------------------------------------------
3. Please state whether notification indicates       4. Name of the registered holder(s) and, if
   that it is in respect of holding of the              more than one holder, the number of shares
   shareholder named in 2 above or in respect           held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest
------------------------------------------------------------------------------------------------------
   AS IN 2 ABOVE AND SPOUSE                             RENE MEDORI - 46,086
                                                        VALERIE MEDORI - 44,896
------------------------------------------------------------------------------------------------------
5. Please state whether notification relates to      6. Please state the nature of the transaction.
   a person(s) connected with the director              For PEP transactions please indicate whether
   named in 2 above and identify the connected          general/single co PEP and if
   person(s)                                            discretionary/non discretionary
------------------------------------------------------------------------------------------------------
   DIRECTOR AND SPOUSE (MRS VALERIE MEDORI)             TRANSFER OF 3,982 SHARES TO SPOUSE; EXERCISE
                                                        OF 75,000 EXECUTIVE SHARE OPTIONS;
                                                        TRANSFER OF 28,914 SHARES ACQUIRED ON
                                                        EXERCISE TO SPOUSE; SALE OF 44,896 SHARES BY
                                                        SPOUSE; AND SALE OF 46,086 SHARES ACQUIRED ON
                                                        EXERCISE BY DIRECTOR
------------------------------------------------------------------------------------------------------
7.      Number of            8.    Percentage of     9.  Number of           10.    Percentage of
        shares/amount              issued class          shares/amount              issued class
------------------------------------------------------------------------------------------------------

                                                                   Page 14 of 20

------------------------------------------------------------------------------------------------------
        of stock acquired                                   of stock disposed
------------------------------------------------------------------------------------------------------
        75,000                     0.015%                   90,982                     0.018%
------------------------------------------------------------------------------------------------------
11.     Class of security    12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
------------------------------------------------------------------------------------------------------
        ORDINARY SHARES            919P (15,000),           21 DECEMBER 2004           21 DECEMBER 2004
        OF 25p EACH                914P (30,000) &
                                   851P (30,000)
                                   EXERCISE
                                   946.2088P SALE
------------------------------------------------------------------------------------------------------
15.    Total holding following this                   16.   Total percentage
       notification                                         holding of issued
                                                            class following this
                                                            notification
------------------------------------------------------------------------------------------------------
       790 SHARES                                           0.108%
       541,935 OPTIONS
------------------------------------------------------------------------------------------------------

If a director has been granted options by the company please complete the following boxes.
------------------------------------------------------------------------------------------------------
17.    Date of grant                                  18.   Period during which
                                                            or date on which
                                                            options exercisable
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
19.    Total amount paid (if any) for grant of the    20.   Description of shares or debentures
       option                                               involved: class, number
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
21.    Exercise price (if fixed at time of grant)     22.   Total number of shares or debentures over
       or indication that price is to be fixed at           which options held following this
       time of exercise                                     notification
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
23.    Any additional information                     24.   Name of contact and telephone number for
                                                            queries
------------------------------------------------------------------------------------------------------
                                                            KAREN WESTON, 01276 807388
------------------------------------------------------------------------------------------------------

                                                                   Page 15 of 20



------------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR
         Date of notification:  21 DECEMBER 2004

------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
        ON 22 DECEMBER 2004 AT 09.40 HRS UNDER REF: PRNUK-2212040939-EB2E


22 December 2004

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 21 December 2004 of 14,416 Ordinary shares of 25p each in the Company at an exercise price of 851p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 14,416 Ordinary shares, the Trustee now holds 5,534,638 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,534,638 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
        ON 22 DECEMBER 2004 AT 12.00 HRS UNDER REF: PRNUK-2212041031-A588


22 December 2004

                        Board change at The BOC Group plc

Iain Napier, chief executive of Taylor Woodrow plc, has resigned with immediate effect as a non-executive director of The BOC Group plc following his recent appointment as joint vice chairman of Imperial Tobacco Group PLC.

--------------------------------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
        ON 24 DECEMBER 2004 AT 11.19 HRS UNDER REF: PRNUK-2412041117-E737

24 December 2004

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 23 December 2004 of 1,926 Ordinary shares of 25p each in the Company at an exercise price of 851p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 1,926 Ordinary shares, the Trustee now holds 5,532,712 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,532,712 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:January 4, 2005



                               By:  /s/  Sarah Larkins
                                    -------------------------------------------
                                    Name:  Sarah Larkins
                                    Title: Assistant Company Secretary